SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2026

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A. CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00 NIRE [Corporate Registration Identification Number] 35.300.368.941 A Publicly-Held Company ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS Analytical Consolidated Voting Map Ambev S.A., pursuant to article 48, paragraph 6, item II, of CVM Ruling No. 81/22, publishes the final analytical voting map regarding the consolidation of voting instructions remotely delivered and the votes delivered in person at the Ordinary and Extraordinary Shareholders’ Meetings of Ambev S.A. held on April 30, 2026, for each matter included on the relevant agenda. Information on the analytical consolidated voting map is provided on the tables below. São Paulo, May 8, 2026. Ambev S.A. Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Office Analytical Consolidated Voting Map Ordinary and Extraordinary General Shareholders’ Meetings – April 30, 2026 Ordinary General Meeting 1. Analyze and approve the managers’ accounts and examine discuss and vote the financial statements for the fiscal year ended on December 31, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2026

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer